November 10, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:         Unicobe Corp.
Registration Statement on Form S-1
Filed September 14, 2015
File No. 333-206916

Dear Messrs.:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Unicobe Corp., a Nevada corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 8, 2015 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

1.
Your filing indicates that you are a development stage company with limited operating activities, limited revenues, no future orders from customers to purchase your products, nominal assets, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. In the adopting release of Rule 419, the Commission stated "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Blank Check Offerings, Release No. 6932 (Apr. 13, 1992). Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Company response: We are not a blank check company. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean any development stage company that is issuing a penny stock that “(A) has no specific plan or purpose or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan for our business, which is concerned with application of various laser engravings on glass billets and subsequent selling thereof. Unicobe Corp. has already identified one customer and has generated limited revenues from selling its products to this customer. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . ” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

2.
Please revise your prospectus to disclose all other registration statements of companies for which your officer and director may have acted as a promoter or in which he has a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and such companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Company response: There are no other companies for which our sole officer and director Mr. Kanev has acted as a promoter or in which he has a controlling interest.

Prospectus Summary, Page 3

3.	Please correct the page reference to the Risk Factors and Use of Proceeds sections, which commences on pages 6 and 11, respectively.

Company response: The reference was corrected accordingly.

4.
Please clarify the meaning behind “started the manufacturing process.” It is unclear whether you have the ability to manufacture laser-engraved glass or if you are currently in the process of manufacturing laser-engraved glass.

Company response: The meaning was clarified accordingly.

The Offering, Page 4

5.	Please provide a line item for the total amount of shares of common stock outstanding after the present offering.

Company response: The line was provided.

Risk Factors, Page 6
Because we will distribute our products to overseas,… Page 7

6.
Please confirm that you will distribute products overseas. The title to the risk factor suggests overseas distribution of products, yet the text discusses the importation of raw materials. Other than a brief mention of “distribution . . . primarily in Bulgaria and neighboring countries” in the Description of Business section, your disclosure throughout the filing does not include discussion of or reference to exportation of goods internationally. If you will distribute products overseas, please revise the registration statement accordingly throughout.

Company response: The risk factor has been revised accordingly.

7.
Please expand your disclosure regarding your reliance on a single Chinese supplier and any associated risks, such as the reasons for your dependence upon a single supplier of raw materials, any projections or trends, whether favorable or unfavorable, in costs of raw materials, and factors, which may lead to a disruption in your supply line.

Company response: The Company does not rely on a single Chinese supplier. The Company plans to continue working with Chinese suppliers in the future. Unicobe Corp. has identified several companies, which produce the raw materials for engraving similar to those by Bright Progress Intl. Ltd. In case cooperation with Bright Progress Intl. Ltd. is impossible or economically unviable for any reason, or under force majeure circumstances, we will contact another supplier company for raw materials. The registration statement was revised accordingly.

Management’s Discussion and Analysis or Plan of Operation, Page 15

8.
Your registration statement indicates you will not use any of the proceeds from this offering to repay Mr. Kanev for any advancement he makes to the company. Please discuss any milestones or benchmarks you must first reach before you repay loans advanced by Mr. Kanev.

Company response: The discussion was added to the registration statement accordingly.

Plan of Operation, Page 16

9.
Throughout the registration statement, you indicate dependence upon Bright Progress Intl. Ltd. for raw materials. Please indicate why you are dependent upon Bright Progress Intl. Ltd. for raw materials. If true, please disclose that you are under contract with Bright Progress Intl. Ltd. for the procurement of raw materials and file your agreement with Bright Progress as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Similarly, please clarify your reference to your “database of suppliers,” which you discuss in “[t] he effect of the recent economic crisis…,” risk factor on page 7.

Company response: Indication of our dependence from Bright Progress Intl. Ltd. for raw materials does not mean that we will not be able to operate if Bright Progress Intl. Ltd. halts its supplies to us. This indication of dependence means that so far Bright Progress Intl. Ltd. has been our only supplier and we have not had an occasion to opt for supplies from another vendor as yet. One of the reasons for that is that Bright Progress Intl. Ltd. agreed to cooperate with us without a long-term contract. There is no written agreement between Unicobe Corp. and Bright Progress Intl. Ltd. The potential replacements for the Bright Progress Intl. Ltd. may include and not limited to such companies as: Jindiao Technology Co., Ltd., Jinan XYZ-Tech CNC Equipment Co., Ltd., Jinan King Rabbit Technology Development Co., Ltd.

Description of Business, Page 19
In General, Page 19

10.
Please discuss the existing market for laser-engraved glassware, how you intend to integrate into the existing market, and market trends or industry-wide factors relevant to you. See Item 101(h)(4)(i) of Regulation S-K.

Company response: As regards the existing market for laser-engraved glass products, it is described in the Risk Factors section under the “Some of the existing companies that engage in application of laser engravings on glass and other billets and sales thereof have a greater, more established outlet than us”. We believe that the only competitive advantage of our competitors is the established outlet, since they have been operating on the market without substantial competition for several years.

Product Overview, Page 19

11.
Please provide disclosure of product research and development and whether any Unicobe prototypes or models currently exist and, if so, any intellectual property protections you have or intend to pursue.

Company response: We do not have any intellectual property rights protections and do not intend to pursue any.

Competition, Page 21

12.	Please explain why you believe you have faster delivery times, better quality, and more flexible business approaches.

Company response: The explanation was added to the registration statement.

Financial Statements, Page 30
Note 9 – Subsequent Events, Page F-10

13.	Please expand your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Company response: In accordance with ASC 855-10 the Company analyzed its operations subsequent to June 30, 2015 up through September 3, 2015, which is the date the financial statements were available to be issued.  The Company determined that it does not have any material subsequent events to disclose in these financial statements.

Item 14. Indemnification of Directors and Officers, II-1

14.
We note this section provides that you may authorize indemnification of parties in so far as they “shall not have been adjudged liable to the corporation.” However, the Bylaws of Unicobe Article XII indicates that Directors shall cause Unicobe to indemnify parties for amounts reasonably incurred regardless of determination of liability. We also note disclosure here that indicates that indemnification is authorized only upon a determination by stockholders or disinterested directors that indemnification is proper, which is inconsistent with the information in your Bylaws. Please revise accordingly.

Company response: We have removed the conflicting language and revised this section in accordance with the Staffs comment and our Bylaws.

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Sincerely,

/s/ Anatoliy Kanev
Unicobe Corp.